June 12, 2013

Ashland Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-188418

Dear Mr. Ingram:

Ashland Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”), via EDGAR, this letter (the “Letter”) and Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4, File No. 333-188418, filed on May 7, 2013 (the “Registration Statement”). The Letter and Amendment No. 1 set forth the Company’s responses to the comments contained in your letter dated May 30, 2013, relating to the Registration Statement. Four clean copies of Amendment No. 1 and four copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement (the “Marked Registration Statement”) are enclosed for your convenience along with four copies of the Letter.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto.

General

1.	It appears that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company is providing the requested supplemental letter as Annex I stating that they are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary of the terms of the Exchange Offer, page 3

2.	Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response: The Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule
14e-1(a). It is anticipated that the expiration date will be the 21st business day following commencement of the offering. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

The Exchange Offers, page 19

Expiration Date; Extensions; Amendments, page 21

3.	We note your disclosure on page 21 that you reserve the right in your sole discretion to “delay accepting any Original Notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c) under the Securities Exchange Act of 1934. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: In response to the Staff’s comment, the Company has revised page 21, as shown on page 21 of the Marked Registration Statement.

4.	We note your reservation on page 21 of the right to amend the terms of the offer or to waive a material condition. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please revise here and throughout the document, as necessary.

Response: In response to the Staff’s comment, the Company has revised pages 21 and 23, as shown on pages 22 and 23 of the Marked Registration Statement.

Exhibit 5.2, Opinion of Peter J. Ganz

5.	We note general counsel’s opinion that the Exchange Notes are duly authorized by the Company. Please also provide an opinion of general counsel as to whether the Company is validly existing and that the Company has the power to create the binding obligation of the Exchange Notes pursuant to the laws of the Commonwealth of Kentucky, as currently in effect. See Item 601(b)(5) of Regulation S-K and Section II.B.1.e of Staff Legal Bulletin 19 (CF).

Response: In response to the Staff’s comment, the general counsel’s opinion has been revised accordingly, as shown in Exhibit 5.2 of the Marked Registration Statement.

Please contact the undersigned with any questions you may have regarding the Registration Statement.

Very truly yours,

/s/ Andrew J. Pitts

Andrew J. Pitts

Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encls.

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Kamyar Daneshvar

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

David A. Rines

Senior Group Counsel

Ashland Inc.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky 41012-0391

Annex 1

Ashland Inc.

P.O. Box 391

Covington, Kentucky 41012-0391

(859) 815-3333

June 12, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ashland Inc.
Registration Statement on Form S-4
File No. 333-188418

Ladies and Gentlemen:

We note that Ashland Inc., a Kentucky corporation (the “Registrant”), pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, has filed on May 7, 2013 a Registration Statement on Form S-4 (File No. 333-188418) (the “Registration Statement”) relating to the Registrant’s proposed issuance and offer to exchange (the “Exchange Offers”) up to $600,000,000 aggregate principal amount of new 3.000% Senior Notes due 2016 (the “Exchange 2016 Notes”) for a like aggregate principal amount of outstanding 3.000% Senior Notes due 2016, which have certain transfer restrictions (the “Original 2016 Notes”), $700,000,000 aggregate principal amount of new 3.875% Senior Notes due 2018 (the “Exchange 2018 Notes”) for a like aggregate principal amount of outstanding 3.875% Senior Notes due 2018, which have certain transfer restrictions (the “Original 2018 Notes”), $1,125,000,000 aggregate principal amount of new 4.750% Senior Notes due 2022 (the “Exchange 2022 Notes”) for a like aggregate principal amount of outstanding 4.750% Senior Notes due 2022, which have certain transfer restrictions (the “Original 2022 Notes”) and $375,000,000 aggregate principal amount of new 6.875% Senior Notes due 2043 (the “Exchange 2043 Notes” and, together with the Exchange 2016 Notes, the Exchange 2018 Notes and the Exchange 2022 Notes, the “Exchange Notes”) for a like aggregate principal amount of outstanding 6.875% Senior Notes due 2043, which have certain transfer restrictions (the “Original 2043 Notes” and, together with the Original 2016 Notes, the Original 2018 Notes and the Original 2022 Notes, the “Original Notes”).

The terms of the Exchange Notes are substantially identical to the terms of the corresponding series of the Original Notes, except that the Exchange Notes will be registered under the Securities Act, and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Original Notes will not apply to the Exchange Notes. In connection with the above-referenced Registration Statement, we represent as follows:

1. The Registrant is registering the Exchange Notes in connection with the Exchange Offers in reliance on the positions of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (April 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters.

2. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s information and belief, each person participating in an Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrant will make each person participating in an Exchange Offer aware (through the Exchange Offers prospectus or otherwise) that if an Exchange Offer is being registered for the purpose of secondary resales, any securityholder using such Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (April 13, 1988) no-action letter or similar no-action letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3. Neither the Registrant nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

4. The Registrant (i) will make each person participating in an Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to an Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offers so long as it contains a plan of distribution with respect to the resale transactions, in connection with any resale of the Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in an Exchange Offer the following additional acknowledgment (or substantially similar language): “If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes, it represents that the Original Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an ‘underwriter’ within the meaning of the Securities Act.”

[Signature Page Follows]

Very truly yours, ASHLAND INC.
by	/s/ Peter J. Ganz
Name: Peter J. Ganz Title: Senior Vice President, General Counsel and Secretary